

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2017

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> Re: **Arconic Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A filed by Elliott**
>   **Associates, L.P., Paul E. Singer et al.**
>   **Filed February 27, 2017**
>   **File No. 1-03610**
>
>   **Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by**
>   **Elliott Associates, L.P., Paul E. Singer et al.**
>   **Filed February 27, 2017**
>   **File No. 1-03610**

Dear Mr. Wolosky:

We have reviewed the filings above and have the following comments.

<u>General</u>

1.   Please supplement the disclosure in the proxy statement to provide further detail regarding the consulting agreement with Mr. Lawson. Refer to Item 5(b) of Schedule 14A. In particular, please advise whether Mr. Lawson's obligations under the consulting agreement may encompass activities prohibited by Mr. Lawson's employment agreement with Spirit Aerosystems, Inc., including the non-compete and non-solicitation provisions therein.

2.   Please ensure that the newarconic.com website complies with requirement in Exchange Act Rule 14a-12(a)(1). Currently such information can only be found by clicking on a hyperlink at the top of each web page. As noted in Securities Act Rules Compliance and Disclosure Interpretations 164.02 (Satisfying Legend Requirements via Hyperlink), "where an electronic communication is capable of including the required legend, along with the other information, without exceeding the applicable limit on number of characters or amount of text, the use of a hyperlink to the required legend would be inappropriate."

3.   We reissue prior comment 8. We note that the statement in the legend found on the newarconic.com website that "[n]either the Participants (as defined below) nor any of their affiliates shall be responsible or have any liability for any misinformation contained

in any third party SEC or other regulatory filing or third party report." We note that this disclaimer appears as a screenshot in the soliciting material filed with the Commission pursuant to Rule 14a-12 on February 27, 2017, and we anticipate that the newarconic.com website will continue to serve as soliciting material by the Elliott participants. As the Elliott participants are responsible for the accuracy of all information in their filings, this qualification is inappropriate to the extent it refers to information provided by the Elliott participants in soliciting materials. Please avoid making statements that imply that the inclusion of the information creates no legal liability exposure for the Elliott participants under the federal securities laws. Please revise the disclaimer on the website accordingly and ensure such disclaimer is corrected in all future solicitations.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions